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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-13422

Agnico Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82-                             )

 EXHIBITS

Exhibit No.	Exhibit Description
99.1	Agnico Eagle Mines Limited's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 11, 2014
99.2	Form of Proxy

Exhibit Numbers 99.1 and 99.2 submitted with this Form 6-K are hereby incorporated into Agnico Eagle Mines Limited's Registration Statements on Form F-10 (registration no. 333-174751), Form F-3D (registration nos. 333-183723 and 333-190888) and Form S-8 (registration nos. 333-130339 and 333-152004).

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED
Date: March 26, 2014
	By:	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: General Counsel, Senior Vice-President, Legal and Corporate Secretary

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EXHIBITS
SIGNATURE